File Number: 58720-0005

Web site: www.langmichener.com

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

September 12, 2008

BY COURIER AND
FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
U.S.A.
Mail Stop 7010

Attention:        Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

Shimmer Gold, Inc. (the "Company")
File No. 333-148313
Response to SEC Initial Comment Letter dated January 22, 2008
Filing of Amendment No. 1 on Form S-1

We write on behalf of the Company in response to the letter of January 22, 2008 from the Securities and Exchange Commission (the "Commission") commenting on the initial Registration Statement on Form SB-2 (the "Initial Registration Statement") filed December 24, 2007 with the Commission by the Company (the "Comment Letter"). On behalf of the Company, we have filed with the Commission, via the EDGAR system, Amendment No. 1 to the Initial Registration Statement on Form S-1 that updates the Initial Registration Statement pursuant to the comments set out in the Comment Letter (such amended Registration Statement on Form S-1 is referred to herein as the "S-1/A Registration Statement"). We enclose with this letter two copies of the S-1/A Registration Statement, plus two copies that have been redlined to show the changes from the Initial Registration Statement.

On behalf of the Company we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the S-1/A Registration Statement.

Risk Factors, page 5

1.        Please provide a risk factor addressing the fact that your officers have limited experience in mining, if any.

Response:

We thank the Commission for its comment in this regard, and we confirm, on behalf of the Company, that the Company has provided a risk factor addressing the fact that the Company's executive officer and its directors have limited experience in mining.

Directors, Executive Officers, Promoters and Control Persons, page 15

2.        Expand your disclosure to indicate:

a.        The nature of the industrial solutions provided by Mr. Tabatabaei's company Canadian Industrial Solutions Ltd.; and

b.        The title of Ms. Peniche's "managerial position" at Costco, the period in which she was employed at Costco, and the nature of the consulting experience she has provided to the resource corporations. Supplementally tell us the names of these corporations and when she provided those services.

Response:

We thank the Commission in this regard, and we confirm, on behalf of the Company, that the Company has expanded its disclosure as requested.

In addition, we hereby supplementally provide, on behalf of the Company, the following information regarding the names of the corporations to which Ms. Peniche provided consulting services and the time periods during which she provided such services:

  Ms. Peniche provided consulting services to Canadian Industrial Solutions Ltd. and its clients regarding the opening of supply and sales channels in Mexico in 2006 and 2007.

  Currently Ms. Peniche is providing consulting services to Polymer Research Technologies Inc. to assist in setting up manufacturing facilities in Mexico.

  In 2006 and 2007, Ms. Peniche consulted to Dell Oil Corporation with respect to proposed acquisitions and dispositions of oil and gas assets in Mexico.

  In 2006 and 2007, Ms. Peniche consulted to Source Petroleum Corp. with respect to proposed acquisitions and dispositions of oil and gas assets in Mexico.

If you require further information or have any questions, please contact the undersigned at (604) 691-6839.

Yours very truly,

"Daniel D. Dex"

Daniel D. Dex
for Lang Michener LLP

DDD/iag
Encls.

cc.        Shimmer Gold, Inc.
             Attn:  Mr. Shawn Balaghi, President and CEO